AUSTRAL PACIFIC ENERGY LTD.
(THE “COMPANY”)

CERTIFICATE OF OFFICER

In connection with the proposed change of auditor of the Company from BDO Dunwoody LLP to KPMG I, David John Bennett, President and Chief Executive Officer of the Company, hereby certify for and on behalf of the Company that the Audit Committee and the Board of Directors of the Company have reviewed the Company’s Notice of Change of Auditor dated 23 April, 2004, to BDO Dunwoody LLP and and KPMG and their respective responses thereto, copies of which are attached hereto.

DATED at Wellington, New Zealand, April 26, 2004.

                 David Bennett
David John Bennett
President and Chief Executive Officer